September 3, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	SS&C Technologies Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 28, 2020

File No. 001-34675

Ladies and Gentlemen:

We refer to the letter dated August 20, 2020 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for SS&C Technologies Holdings, Inc. regarding our Form 10-K for the fiscal year ended December 31, 2019. As used in this letter, “we,” “us,” “our,” and the “Company” refer to SS&C Technologies Holdings, Inc. and its subsidiaries unless the context requires otherwise.  Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in the Letter in bold immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 86

1.	Please provide us with an analysis of how you determined you have one operating/reportable segment. In your response, please address the following:

Response:

Summary

In determining that we have one operating segment, we considered the guidance included in FASB ASC 280, Segment Reporting (“ASC 280”), which employs a management approach in determining a company’s operating and reportable segments.  Following the guidance in ASC 280, we concluded that our chief operating decision maker (“CODM”) is Rahul Kanwar, our President and Chief Operating Officer, who makes resource allocation decisions and assesses performance based on consolidated financial information.  While additional information is available for components of our single segment, as described further below, these components are not considered operating segments because complete and consistent discrete financial information is not available that allows our CODM to allocate resources specific to those components and is inconsistent with how our product technology is managed as a whole.

Chief Operating Decision Maker

Our CODM is the Company’s President and Chief Operating Officer, Rahul Kanwar. Mr. Kanwar is the management team member responsible for the Company’s resource allocation decisions and assessing performance of our operating segment.  We organize our Company with employees that oversee various components, which are either groups of products and services or functional areas that support multiple sets of products.  Functional areas such as information technology and sales have oversight on a company-wide basis as these areas support each of our components.  Over the last 25 years, we have utilized a strategy of acquisitions to expand the breadth and depth of our technology offerings to serve the financial services and healthcare markets.  Our components have developed as a result of these acquisitions.  As we integrate an acquisition, the functional areas that are directly overseen by the component manager decrease because functional areas, such as information technology, will become directed on a company-wide basis.

The CODM holds his direct reports accountable for the execution of their part of the overall strategic and growth objectives of the Company as a whole.  While these leaders have discretion over certain levels of decision-making for their areas of responsibility, our CODM is solely responsible for decisions related to the allocation of resources that impact our consolidated results.  The authority of each component manager is limited with respect to overall business decisions.  The CODM establishes low spending thresholds, at or below $25,000, that limit the ability of each component manager to incur expenses and increase headcount.

The information that is reviewed by our board of directors is almost exclusively focused on our overall consolidated financial performance and the revenue contribution of our various products.  We do not discuss the full financial performance of any of our components at each board meeting, though summary and condensed information on revenue, operating income and EBITDA on a management basis by component is included as supplemental information in the package of reports to the board of directors.  The individuals that prepare and present information to our board of directors are those on our executive team (including our chief executive officer, chief operating officer, chief financial officer and chief legal officer).  While there may be occasions where the leader of one of our components or functional areas may present information to the board, this is done on an as-needed basis, for example a worldwide sales update, an overall technology update, or discussion of integration activities of a recent business acquisition.

Components of the Company’s Operations

As described in Footnote 1 to the consolidated financial statements in our Form 10-K for the year ended December 31, 2019, we provide software products and software-enabled services to the financial services and healthcare industries to clients around the world. Each of our products and services rely on technology platforms that we own and operate.  Our clients include many of the world’s largest and most complicated financial services companies.  We contract with many of our most significant clients across multiple products and product groups in order to best serve those clients.  These relationships are closely managed by our CODM in order to ensure that the value of the relationships are maximized for the Company as a whole.

Our components change over time through the direct integration of acquired businesses into existing components or other management decisions; however, these changes do not change the focus of the

CODM on our consolidated financial results when making resource allocation decisions. As of December 31, 2019, we had groups of products and services organized into 10 components overseen by direct reports to the CODM that comprised 99% of 2019 consolidated revenues.

Operating Segments

In accordance with ASC 280 we considered the definition of operating segments as follows:

A.	Engages in business activities

Our Company serves a number of key markets in various related industries and our business components have much in common as described in the section above.  They all have sophisticated software products and software-enabled services that allow financial services and healthcare service providers to automate complex business processes and effectively manage their information processing requirements. Each of these components earn revenues and incur expenses.

B.	Operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance

The following information is provided to our CODM on a monthly, quarterly and annual basis:

•	Consolidated financial information consisting of an income statement and consolidated metrics on a management basis
•	Employee headcount and personnel metric information
•	Days sales outstanding trends
•	Total revenues, EBITDA and Operating income (loss) by component on a management basis
•	Schedule of revenue and expenses by component on a management basis
•	Schedule of expense details by component on a management basis

In addition, our CODM receives updates on a weekly basis from each of his component leaders to determine our expected revenue for the current quarter.  The CODM utilizes these weekly updates to determine our consolidated quarterly revenue expectation which he then uses to help evaluate which resource requests will be fulfilled during the period.  All of the business components are engaged in providing investment management software and related services to customers in the financial services or healthcare industries under the single brand name of “SS&C”. Although there is revenue and expense information available for our components, the CODM uses the component information as one data point along with information across functional areas to consistently consider our consolidated financial metrics when making resource allocation decisions.  The consolidated financial metrics used are total revenues, operating income and operating margin, and EBITDA and EBITDA margin.

There is revenue and expense information which is presented to our CODM, though there are several reasons why the CODM utilizes consolidated financial information, rather than the component information to make resource allocation decisions.  There are many costs incurred on a company-wide basis which we then allocate to each of the components.  This allocation is done to assess a charge on each component for the resources of the full Company that are being utilized, however these allocations are not driven by specific resource utilization of the given component, rather an overall allocation driven by the budgeted revenue contribution by each component.  As such, there are a number of costs in each component that are not directly attributable to any given component’s activities or within the control of the component manager.  These allocations may vary considerably from year to year based on the results of business acquisitions and any other changes in the relative size of one component to the entire Company.  The change in these allocations, without any other change in business operations, makes the consistency and comparability of these measures difficult from period to period which reduces the usefulness of this information on an individual component to make resource allocation decisions.

We make the resources of any given component available to each of the other components based on that components need.  For instance, any of our business components are entitled to utilize the technology of any of the other business components at no charge to the business using the technology (and no ‘revenue’ earned by the business supplying the technology).   This is true whether the technology is used directly to service our customers or used internally.  We have used an internally developed billing platform and customer relationship management platform developed by one of our components to serve many other components without a direct charge to each component utilizing the technology.

The Company utilizes a single sales force, where the majority of our salespeople are able to sell any product or service offering of the entire Company based on the needs of the customer.  Eammon Greaves is our Global Head of Sales and oversees and supports the sales organizations for all of our business components and ensures that we have a coordinated effort when selling to our clients to generate the best economics for the Company as a whole, rather than any individual component.  For instance, a client may obtain a better price for a group of products across various components compared to what any one individual component may have charged individually.  This is done due to the focus on consolidated financial results by our CODM.

We utilize research and development resources from various business components to support major development and implementation projects within other components.  Most recently, these efforts led to the release of a new product which supports all major assets classes on a single platform and incorporates functionality from many various business components.  As the breadth and depth of our products and services increase, the opportunity for components to share in these joint development efforts also increases.  Many initiatives in our development plan involve the integration of activities from one component with activities and processes of one or more other components.  In addition, individuals who perform activities such as implementations, configuration, data migration and similar work can serve multiple business components as their skills are applied to multiple clients and multiple products within various business components.  In this regard, the CODM is focused on research and development resource allocation across the Company as a whole, rather than each individual component.

Since the CODM focuses on resource allocation on a consolidated basis, and not based solely on the results of a given component, we do not make an effort to directly charge and allocate these types of expenses on a precise basis to each component.

As explained above, the authority of each component manager is limited with respect to overall business decisions.  The low spending thresholds established by the CODM, not higher than $25,000, limit the ability of each component manager to incur expenses. As such, the decision on nearly all headcount related decisions (e.g. adding positions, where to add positions) and other spend authorizations are made by the CODM in consideration of the entire Company. This is done to ensure that we have the most effective resource utilization across the entire Company.

We have also considered the performance metrics of the individual component managers.  We do not determine compensation for anyone at the Company based on performance metrics of their individual business component (with the exception of individuals in the sales group, who earn commissions based on their sales).

A bonus pool for all employees is first determined based on the Company’s overall profitability and consolidated financial results for the year.  Annual cash bonuses are intended to compensate for strategic, operational and financial successes of the Company as a whole, as well as individual performance and growth potential. Once a total bonus pool is determined, an amount is allocated to each member of the executive team for the group of employees that each executive team member oversees.  As it relates to the individuals that report to the CODM, the CODM is responsible for determining the bonus amount for each of those individuals each year.  The CODM has full discretion within his overall allocation to determine a bonus for any given individual.  The CODM takes into account many different items when determining the bonus for an individual, which include the revenue growth generated by the business component, progress toward key strategic initiatives supporting their component or initiatives across multiple components and completion of acquisition or integration activities.  The annual cash bonus pool is one of our key tools to attract and retain our employees.  The CODM utilizes his judgment and discretion when determining the bonus for each individual that reports to him to continue to motivate the performance of each person to maximize the results of the Company as a whole.

The determination of annual bonus for those individuals that report to the CODM has been key in our conclusion that we operate in one segment with multiple components, as we understand that segment managers who are held accountable for the operating results of a segment usually have compensation arrangements based on their segment’s performance.  We do not have such compensation arrangements.

C.	Its discrete financial information is available.

As initially described above, there is a variety of financial information that is prepared on a consolidated basis, and by component, which is reviewed by our CODM.  For the reasons described above, including the nature of activities that span across components that are controlled on a centralized basis, we do not treat this as truly complete discrete financial information as described in ASC 280.  This component level information can be informative regarding trends over time, but does not constitute information which is being relied solely upon by the CODM to make resource allocation decisions.  The discussions our executive team has with our board of directors and our investors regarding our financial performance are nearly always focused on our consolidated financial information and the revenue performance and cost synergies of our recent acquisitions.  Our earnings releases provide commentary on the trend of revenue in certain product lines or business components, but do not discuss or provide information on any specific profitability measures for those product lines or business components.

The financial information prepared for each component is prepared on a management basis which excludes a number of expenses and charges that are only reported on a consolidated basis.  This includes measures such as stock-based compensation expense, legal settlements, fair value adjustments from the application of acquisition accounting, restructuring activities, which may include costs such as severance charges, contract termination charges or facility closure costs, and professional fees associated with business combinations.

While we acknowledge that financial information does not need to be fully burdened by all costs in order to be discrete financial information, we believe the concept of discrete financial information is whether the measures are useful information to the CODM in their assessment and allocation of resources to a component.  Consistent with our board and external reporting, our CODM believes the information is not suitable for resource allocation to the components.  Rather, the CODM makes resource allocation decisions on a Company-wide basis, and uses many reference points in his determination regarding resource allocation decisions.  In addition to the points discussed above, additional items considered include overall Company growth and earnings targets, macroeconomic factors which may indicate expansion or contraction of various worldwide economies, projected trends in information technology spending by financial service institutions and expected revenue or cost synergies associated with recent acquisitions.

In consideration of all of the information above and the way in which the CODM manages the business, we have concluded that we have one operating segment.  Key elements of our conclusion include the practice of sharing resources (whether people or technology) across components to improve overall Company performance, the relatively low level of spending authority and decision making resting with the component managers, and the compensation model for those people that report to the CODM.  Complete, consistent and meaningful discrete financial information is only available at the consolidated level.

The preceding information is our analysis of how we have determined we have one operating segment. The remaining items are addressed separately as follows:

•	Provide us with an organization chart together with a narrative that describes your management structure, including the identification of your CODM.

Response: Our management team is structured with an executive team led by William C. Stone, Chairman and Chief Executive Officer, and is comprised of the following:

o

Rahul Kanwar, President and Chief Operating Officer: Mr. Kanwar is responsible for all business operations, information technology and, effective the second quarter of 2020, human resources.  Mr. Kanwar is responsible for resource allocation decisions across the Company and is therefore our CODM.

o

Patrick J. Pedonti, Senior Vice President and Chief Financial Officer: Mr. Pedonti is responsible for all finance and accounting functions, facilities and, through the first quarter of 2020, human resources.

o	Joseph J. Frank, Senior Vice President, Chief Legal Officer and Secretary: Mr. Frank is responsible for all legal and regulatory functions.

•

Describe the role of the CODM and each of the individuals who report to the CODM. If the general managers of the various business units, as disclosed on your website, do not report to the CODM, please also describe their role and how they fit into your organizational structure.

Response: Our CODM, Mr. Kanwar, is responsible for all operating areas of our business with the exception of finance and accounting and legal.  The individuals who currently report to Mr. Kanwar are as follows (individuals listed with an “*” are those that report to the CODM but are not shown on our website):

o	Darpan Bhargava*, Vice President and Global Head of Human Resources: Ms. Bhargava is responsible for our human resource functions on a worldwide basis.
o	Ken Bisconti and Bob Petrocchi, Senior Vice Presidents and Co-General Managers SS&C Intralinks: Mr. Bisconti and Mr. Petrocchi together oversee our Intralinks business.
o	Christy Bremner, Senior Vice President, Institutional and Investment Management: Ms. Bremner oversees our Institutional and Investment Management business.
o	Anthony Caiafa, Chief Technology Officer: Mr. Caiafa oversees our infrastructure technology supporting all of our businesses and internal technology applications.
o	Daniel DelMastro, Senior Vice President, General Manager, SS&C Health: Mr. DelMastro oversees our health business and was placed in this role in July 2020.
o	Laura Diaz*, Executive Assistant: Ms. Diaz is an assistant to Mr. Kanwar.
o	Kyle Fields*, Vice President: Mr. Fields oversees our Singularity business starting in April 2020.
o	Melissa Fitzgibbon* and Kristen Schwecke*, Co-Heads of Marketing and Communications: Ms. Fitzgibbon and Ms. Schwecke are jointly responsible for corporate marketing and communication activities.
o	Kenneth Fullerton, Managing Director, Head of SS&C GlobeOp Hedge Fund Services: Mr. Fullerton oversees our hedge fund administration business.
o	Karen Geiger and Steve Leivent, Senior Vice Presidents, Co-General Managers SS&C Advent: Together, Ms. Geiger and Mr. Leivent oversee our Advent business.
o	Eamonn Greaves, Global Head of Sales: Mr. Greaves oversees our sales organization for the entire Company.
o	Michael Hutner, Senior Vice President, General Manager SS&C Eze: Mr. Hutner oversees our Financial Markets group, including the Eze business.
o	Bhagesh Malde, Managing Director, Head of SS&C GlobeOp, Real Assets: Mr. Malde oversees our real assets fund administration business and related software products.
o	Michael Megaw*, Managing Director: Mr. Megaw oversees our regulatory services operations and Algorithmics business.
o	Joseph Patellaro, Managing Director, SS&C Global Private Equity Services: Mr. Patellaro oversees our private equity fund administration business.
o	Glenn Schmidt*, President and General Manager: Mr. Schmidt oversees our Innovest business, an acquisition completed in May 2020.
o	Mike Sleightholme, Senior Vice President, General Manager of DST Systems: Mr. Sleightholme oversees our DST business, excluding the health business which is managed by Mr. DelMastro.
o	Elizabeth Stone*, Associate: Ms. Stone is an associate in our hedge fund and family wealth sales business.
o	Stan Szczepanik*: Mr. Szczepanik oversees our business process outsourcing for clients in the insurance industry and a portion of our hedge fund administration business.

The following individuals are disclosed on our website, but do not report to Mr. Kanwar, generally because the individuals report to one of the direct reports of Mr. Kanwar:

o

Steve H. Kremidas, Senior Vice President, Chief Development Officer: Mr. Kremidas oversees software development for many financial products both domestically and internationally and reports to Mr. Sleightholme.

o	Thomas McMackin, Senior Vice President, General Manager: Mr. McMackin oversees our financial institutions business and reports to Mr. Stone, our Chief Executive Officer.
o	James Ramenda, Senior Vice President, Enterprise Risk: Mr. Ramenda oversees enterprise risk applications and reports to the general manager of our Algorithmics business.

o	Eric Rocks, Vice President and Managing Director, SS&C Technologies, Canada: Mr. Rocks oversees a portion of our institutional and investment management business and reports to Ms. Bremner.
o	Richard Shalowitz, Senior Vice President and Managing Director: Mr. Shalowitz oversees our municipal finance business and reports to Mr. Megaw.
o	Kwang Sin, Senior Vice President and General Manager, SS&C Primatics: Mr. Kwang oversees our Primatics business and reports to Ms. Bremner.
o	Henry Toy, Managing Director, SS&C GlobeOp Canada: Mr. Toy supports our hedge fund administration services in Canada and reports to Mr. Szczepanik.

•	Explain the various forms of discrete financial information regularly reviewed by your CODM that is at a disaggregated or lower level than your consolidated results.

Response: As described in the earlier part of our response, a monthly management reporting book is provided to the CODM which provides financial information on a consolidated basis, as well as disaggregated to show each of total revenues, EBITDA, operating income (loss), income statement by component and expenses by component and also revenues by product.  This financial information is one data point used along with financial information of shared functions to make resource allocation decisions for the betterment of the Company as a whole, and is not utilized by the CODM to make resource allocation decisions for individual components for the reasons described above.

•

Please describe the nature of any profitability information that is reviewed by your CODM at a level lower than your consolidated results and explain how often this information is provided to and reviewed by your CODM.

Response: In addition to the preparation of consolidated financial statements and analysis, a management reporting income statement is produced and provided to the CODM each month for each component.  This income statement includes profitability measures such as gross profit, operating income and EBITDA, all excluding the impact of certain GAAP adjustments that are not recorded to any individual component.  Information is provided for the current month, quarter to date, and year to date periods with prior year information and budget information also presented.  This information is included in the monthly management reporting book referred to above.  Other information can be provided to the CODM on an ad hoc basis if additional information is requested from various components.  As previously discussed, the profitability measures at a component level include imprecise and incomplete allocations which results in our CODM using the information along with other information together to make resource decisions at the overall consolidated level.

•

If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance below the consolidated level and explain how that works.

Response: Not applicable.

•

Tell us how often the CODM meets with his or her direct reports, the financial information the CODM reviews in conjunction with those meetings, the financial information discussed and who else attends such meetings.

Response: Mr. Kanwar has a weekly staff meeting with his direct reports.  These meetings are not focused on specific financial information reviews, rather on progress toward key goals and objectives, identification of issues where assistance is needed, and other items which will impact our overall consolidated results.  Mr. Kanwar separately receives updates on expected quarterly revenue amounts from each business component on a regular weekly basis.  Mr. Kanwar schedules other meetings on an as-needed basis with any of his direct reports to review revenue and revenue growth opportunities, though may include the other information included in monthly financial package referred to above.  The attendees at each meeting can vary, but would include Mr. Kanwar, the component manager and any other individuals that may be requested – additional component personnel or supporting finance personnel for instance.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Response: The first step in our budget process is a determination by our executive team of expected revenue and operating income targets on a consolidated basis for the upcoming year.  Once those targets are determined by the executive team, each component manager will develop a revenue estimate for their business component to share with the CODM.  After compiling the revenue estimates of each component, the CODM will evaluate the revenue estimate for the Company in total.  The CODM will then discuss any adjustments needed at various components to determine the revenue target for each component.  The build-up of the revenue forecast may be discussed in considerable detail, including revenues derived from current customers and backlog, revenues derived from new sales, expected attrition, the impact of foreign exchange rates, etc.

After a revenue budget for the upcoming year has been finalized for each component, an expense budget will be created for each component, and those functional areas that support other components on a company-wide basis within the confines of guidance provided by the CODM and CFO.  Depending on the variances from current spend levels, the CODM may review these expense budgets with the component manager to assess and confirm areas of expected investment for the upcoming year.  In connection with the review by the CODM, the CFO will review and accumulate the expense build-ups for a consolidated evaluation.  The CODM may request changes at any level of the budget to the component manager.

In each case, the level of detail discussed at each step will depend on the specific component, the level of ‘maturity’ of each component (components may be created after the acquisition of a company and therefore get much more scrutiny in the initial years following the acquisition), the trend of revenue and expense for each component (those components with higher expected expense growth, or lower than average EBITDA margins will have more scrutiny than those with lower expense growth and increasing EBITDA margins) and the level of increasing or decreasing support needed for the components that support other components on a company-wide basis.  At all steps in the process, the CODM is focused on the consolidated revenue and operating income targets established by the executive team and ensuring that the contributions from each component are sufficient to achieve the consolidated results.

As a final step, a consolidated budget is presented and discussed with the board of directors.  The budget provided to the board of directors includes revenue by main component or group of components and expenses on a consolidated basis.  As the CODM controls the allocation of resources on a consolidated company-wide basis, there is no further detail provided on the expense build-up.

•	Describe the basis for determining the compensation for each individual that reports to the CODM.

Response: The compensation of each individual reporting to the CODM consist of a (1) base salary; (2) stock option awards; and (3) a discretionary annual cash bonus.

Base salary reflects the experience, skills, knowledge and responsibilities required of all our employees.  Base salary is normally adjusted annually.

Stock option awards are normally provided on an annual basis in the form of non-qualified stock option grants.  The amount of options granted to each individual that reports to the CODM is discretionary and determined in connection with an allocation of the overall pool that is approved to grant all eligible employees.

The payment of annual cash bonuses to our employees is discretionary. We have described how the annual cash bonus pool is developed and allocated in an earlier section of this response.

If you have any questions, please do not hesitate to call me at (860) 298-4738.

Sincerely,

SS&C Technologies Holdings, Inc.

/s/ Patrick Pedonti
Patrick Pedonti
Chief Financial Officer
September 3, 2020